SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934




                  For the month of        January, 2003
                                   -------------------------


                              ATI TECHNOLOGIES INC.
                 -----------------------------------------------
                 (Translation of Registrant's Name into English)


           1 Commerce Valley Drive East, Markham, Ontario, Canada L3T 7X6
           --------------------------------------------------------------
                    (Address of Principal Executive Offices)


                  (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

              Form 20-F                       Form 40-F         X
                        ----------------                -----------------


                  (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                  Yes                                No       X
                      --------------                    ---------------




                                Page 1 of Pages 7
                           Index is located on Page 2


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                                      INDEX
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Document                                                            Page Number
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Press Release dated January 16, 2003                                     3

Signature Page                                                           7

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[ATI Technologies Inc. LOGO]



                       ATI receives OSC Notice of Hearing

MARKHAM, Ontario - January 16, 2003 - ATI Technologies Inc. (TSX: ATY, NASDAQ:
ATYT) today announced that Staff of the Ontario Securities Commission has filed a Notice of Hearing and Statement of Allegations in relation to ATI and others. The Notice, a copy of which is attached, alleges that ATI failed to disclose information concerning the shortfall in revenues and earnings that occurred in the third quarter of fiscal 2000, as required by the listing rules of the Toronto Stock Exchange. The Notice also alleges that ATI made a misleading statement to Staff of the Commission in August 2000 regarding the events leading up to the disclosure on May 24, 2000 of the shortfall.

Seven individuals are also named in the Notice. The Notice alleges that six of these individuals, including K.Y. Ho, the Chief Executive Officer of ATI, engaged in insider trading contrary to the Securities Act.

The Company takes these allegations seriously. As previously announced, a Special Committee consisting of Paul Russo, who joined the board in January 2002, is conducting an independent review of the matters contained in Staff's allegations. Mr. Peter Dey of Osler, Hoskin & Harcourt LLP is acting as a special advisor to the Committee.

About ATI Technologies
ATI Technologies Inc. is a world leader in the design and manufacture of innovative 3D graphics and digital media silicon solutions. An industry pioneer since 1985, ATI is the world's foremost visual processor unit (VPU) provider and is dedicated to deliver leading-edge performance solutions for the full range of PC and Mac desktop and notebook platforms, workstation, set-top and digital television, game console and handheld markets. With 2002 revenues in excess of US $1 billion, ATI has more than 1,900 employees in the Americas, Europe and Asia. ATI common shares trade on NASDAQ (ATYT) and the Toronto Stock Exchange
(ATY).
                                     - 30 -

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Copyright 2002 ATI Technologies Inc. All rights reserved. ATI and ATI product and product feature names are trademarks and/or registered trademarks of ATI Technologies Inc. All other company and product names are trademarks and/or registered trademarks of their respective owners. Features, pricing, availability and specifications are subject to change without notice.

For investor relations support, please contact:
Janet Craig, Director, Investor Relations, ATI Technologies Inc., at
(905) 882-2600, Ext. 2631 or jcraig@ati.com

For media relations support, please contact:
Linda Smith, Fleishman-Hillard Canada, (416) 214-0701 or smithli@fleishman.com



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                                IN THE MATTER OF
                THE SECURITIES ACT R.S.O. 1990, c.S.5, as amended

                                       AND

                      ATI TECHNOLOGIES INC., KWOK YUEN HO,
                      BETTY HO, JO-ANNE CHANG, DAVID STONE,
                   MARY DE LA TORRE, ALAN RAE, AND SALLY DAUB


-------------------------------------------------------------------------------

                                NOTICE OF HEARING

-------------------------------------------------------------------------------

TAKE NOTICE THAT the Ontario Securities Commission will hold a hearing pursuant to section 127 under the Securities Act, R.S.O. 1990, c.S.5, as amended, at its offices on the 17th floor, 20 Queen Street West, Toronto, Ontario, commencing on the 14th day of February, 2003 at 9:30 a.m. or so soon thereafter as the hearing can be held:
TO CONSIDER:
Whether in the opinion of the Commission it is in the public interest to make:

     a) an order pursuant to subsection 127(1) clause 3 of the Act that the exemptions contained in Ontario securities law, particularly Rule 45-503, Part 3, Section 3.1, that exempts trades by a listed issuer of its own issues to executives, not apply to ATI for such period as is specified in the order;

     b) an order pursuant to subsection 127(1) clause 4 that ATI submit to a review of its practices and procedures and institute such changes as may be ordered by the Commission;

     c) an order pursuant to subsection 127(1) clause 6 that the Respondents be reprimanded;

     d) an order pursuant to subsection 127(1) clause 2 that trading in securities by K.Y. Ho, Betty Ho, Jo-Anne Change, David Stone, Mary de la Torre, Alan Rae, or Sally Daub cease permanently or for such period as specified in the order;

     e) an order pursuant to subsection 127(1) clause 3 that any exemptions contained in Ontario securities law not apply to K.Y. Ho, Betty Ho, Jo-Anne Chang, David Stone, Mary de la Torre, Alan Rae, or Sally Daub permanently or for such period as specified in the order;

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     f)   an order  pursuant to  subsection  127(1) clause 7 that K.Y. Ho, Betty
          Ho, Jo-Anne Chang, David Stone, Mary de la Torre, Alan Rae, or Sally Daub resign one or more positions that they hold or may hold as officer or directors of any issuers;

     g) an order pursuant to subsection 127(1) clause 8 that K.Y. Ho, Betty Ho, Jo-Anne Chang, David Stone, Mary de la Torre, Alan Rae, or Sally Daub be prohibited from becoming or acting as a director or officer of any issuer;

     h) an order pursuant to subsection 127.1 of the Act that the Respondents pay the costs of Staff's investigation and the costs of and related to this proceeding incurred by or on behalf of the Commission; and

     i)   to make such other orders as the Commission deems appropriate.

AND FURTHER TAKE NOTICE THAT in the event that the Commission determines that any of the Respondents have not complied with the Ontario securities law Staff will request the Commission to consider whether, in the opinion of the Commission, application should be made to the Superior Court of Justice for a declaration pursuant to subsection 128(1) of the Act, that such persons or companies have not complied with Ontario securities law and that, if such declaration be made, the Superior Court of Justice make such further orders pursuant to subsection 128(3) of the Act as it considers appropriate including an order requiring a person disgorge to the Minister any amounts attained as a result of the non-compliance with Ontario securities law.

AND FURTHER TAKE NOTICE THAT any party to the proceeding may be represented by counsel.

AND FURTHER TAKE NOTICE THAT if any party to the proceedings fails to attend, the hearing may proceed in the absence of the party and the party is not entitled to any further notice of the proceeding. Dated at Toronto this 16th day of January, 2003.




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                                   SIGNATURES


                  Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                   ATI TECHNOLOGIES INC.




Date:  January 16, 2002            By:  /s/ Terry Nickerson
                                        -------------------------------------
                                        Name:  Terry Nickerson
                                        Title: Senior Vice President, Finance
                                               and Chief Financial Officer